UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

NORHART INVEST LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12163

Minnesota	92-1969059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1081 4th St SW, Suite 400 Forest Lake, MN	55025
(Address of principal executive offices)	(Zip Code)

(651) 689-4830

Registrant’s telephone number, including area code

Promissory Notes

(Title of each class of securities issued pursuant to Regulation A)

NORHART INVEST LLC

FORM 1-SA

Semiannual Period Ended June 30, 2024

September 27, 2024

Special Note Regarding Forward-Looking Statements

This Semi-Annual Report of Norhart Invest, LLC, a Minnesota limited liability company (the “Company”), contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Amended and Restated Offering Circular on Form 1-A POS dated November 24, 2023 and qualified on November 29, 2023 (the “Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Semi-Annual Report and in the Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this Semi-Annual Report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report and in the section titled “Company Overview” of our Offering Circular. The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section of the Offering Circular titled “Risk Factors.”

Unless the context otherwise requires or indicates, references in this Semi-Annual report on Form 1-SA to “us,” “we,” “our” or “the Company” refer to Norhart Invest, LLC, a Minnesota limited liability company.

Overview

The Company maintains and operates an online investment platform (the “Norhart Invest Platform” or the “Platform”) available through the Company’s website (www.norhart.com/invest) for use by Norhart to build and manage real estate. We expect to invest proceeds from the sale of Promissory Notes in this offering primarily into real estate and real estate related investments offered by Norhart, including, but not limited to, investments to finance the development, construction, and management of real estate and related projects. Prior to investment in such investments, the Company may invest offering proceeds in other, lower-risk investments, such as government bonds. Offering proceeds may also be used for general working capital of the Company, including for payment of the costs of this offering. The Company retains final discretion over the use of the proceeds. Repayment of the Promissory Notes is not dependent upon any particular underlying investment by the Company and will be general obligations of the Company.

We incorporate by reference the section titled “Company Overview” in the Offering Circular. Please see this filing on EDGAR.

Operating Results for the Six Months Ended June 30, 2024

Summary Financial Information

The unaudited statement of operations data for Norhart Invest, LLC set forth below with respect to the six-months ended June 30, 2024 is derived from, and is qualified by reference to, the financial statements included with this Semi-Annual Report at Item 3 and should be read in conjunction with those financial statements and the notes thereto.

Six Months Ended June 30, 2024 (Unaudited)
Income
Investment income	$65,508
Total Income	65,508

Operating expenses
General and administrative	149,987
Legal and professional fees	38,845
Payroll	308,195
Marketing	466,641
Total operating expenses	963,668

Loss from operations	(898,160)

Interest expense	81,353

Net loss	$(979,513)

The Company’s audited financial statements for the period from January 26, 2023 (inception) through December 31, 2023 included a going concern note from its auditors as a result of the Company’s limited revenue during the period covered by those financial statements, the fact that the Company generated a net loss during the period covered by the financial statements, and the Company’s issuance, at least in part, of certain Promissory Notes with maturity dates within one year of issuance.

As of June 30, 2024, the Company had issued 215 notes payable with varying terms and interest rates. The interest rates on these notes range from 7.6% to 10.0%. The maturity dates of these notes range from July 2024 to June 2029, with the shortest-term notes beginning in January 2024 and the longest-term notes in December 2023.

The Company used proceeds from sales of Promissory Notes to purchase one hundred percent (100%) of the preferred units of membership interest (the “Preferred Units”) in Gateway Green Townhomes LLC, a Minnesota limited liability company. We incorporate by reference the information regarding the Company’s purchase of the Preferred Units, contained in our Current Report on Form 1-U dated December 14, 2023. Please see this filing on EDGAR.

The Company did not use the proceeds of sales of Promissory Notes to acquire any new real estate assets or other material assets during the six months ended June 30, 2024.

The Company generated a net loss of $979,513 during the six months ended June 30, 2024.

In light of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to increase operations and achieve a level of profitability. Since inception, the Company has financed its operations through capital contributions from the Company’s owners and sales of Promissory Notes. The Company intends to continue financing its future activities and working capital needs largely through sales of Promissory Notes to investors and, potentially, through other private financing arrangements until such time as funds provided by operations are sufficient to fund the Company’s working capital requirements. The failure to obtain sufficient debt and/or equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect the Company’s ability to achieve its business plans and continue as a going concern.

Liquidity and Capital Resources

The financial statements included in this Semi-Annual Report have been prepared assuming that the Company will continue as a going concern.

Since the Company’s inception, we have been raising capital primarily through the issuance of Promissory Notes and we intend to continue raising capital through issuing additional Promissory Notes. The Company is dependent upon raising additional capital to fund our current operating and investment plans for the foreseeable future. Failure to obtain sufficient financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

Our net cash flow from operating activities for the six months ended June 30, 2024 was negative at ($1,099,131).

We received net cash from financing activities for the six months ended June 30, 2024 of $3,085,860. The net cash received from financing activities during the six months ended June 30, 2024 was derived primarily from (i) $1,335,860 in proceeds from the issuance of the Promissory Notes to investors through the Platform and (ii) $1,750,000 in capital contributions by the Company’s members.

The Company did not use the proceeds of sales of Promissory Notes to acquire any new real estate assets or other material assets during the six months ended June 30, 2024.

Trend and Key Factors Affecting Our Performance

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Company’s assets, our ability to acquire, develop, operate and manage real estate assets and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•	Increases in interest rates may have a negative effect on results of operations of our real estate assets; and

•	The continuing increase in prices in the United States real estate market may result in difficulties in sourcing properties in which to invest the proceeds of our offering.

Item 2. Other information

None.

Item 3. Financial Statements

Norhart Invest LLC

INTERIM FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the period January 1, 2024 to June 30, 2024 (unaudited) and January 23, 2023 to June 30, 2023 (unaudited)

Norhart Invest LLC

Norhart Invest LLC

Interim Balance Sheet

(USD $ in Dollars)	(Unaudited) June 30, 2024	(Audited) December 31, 2023
ASSETS
Current Assets:
Cash	$1,902,598	$188,591
Total current assets	1,902,598	188,591

Investment in Gateway Green Townhomes LLC, at cost	1,000,000	1,000,000
Accrued Investment Income	71,054	5,545
Total assets	$2,973,652	$1,194,136

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$-	$62,115
Related party payable	8,006	272,722
Notes payable, current portion	1,575,936	515,894
Total current liabilities	1,583,942	850,731

Notes payable, net of current portion	573,000	297,182
Total liabilities	$2,156,942	$1,147,913

MEMBERS’ EQUITY

Members’ contributions	3,156,847	1,406,847
Retained Earnings	(1,360,624)	-
Accumulated deficit	(979,513)	(1,360,624)

Total members’ equity	816,710	46,223

Total liabilities and members’ equity	$2,973,652	$1,194,136

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Operations

(Unaudited)

	For the period
	January 1, 2024 to	January 23, 2023 (inception) to
(USD $ in Dollars)	June 30, 2024	June 30, 2023
Income
Investment income	$65,508	$-
Total Income	65,508	-

Operating expenses
General and administrative	149,987	3,025
Legal and professional fees	38,845	-
Payroll	308,195	-
Marketing	466,641	-
Total operating expenses	963,668	3,025

Loss from operations	(898,160)	(3,025)

Interest expense	81,353	-

Net loss	$(979,513)	$(3,025)

See accompanying notes to interim financial statements.

Norhart Invest LLC

Statement of Changes in Members’ Equity

(Unaudited)

(USD $ in Dollars)	Members’ Contribution	Accumulated Deficit	Members’ Equity
Balance – January 26, 2023	$-	$-	$-

Member contributions	4,300	-	4,300
Net loss	-	(3,025)	(3,025)
Balance— June 30, 2023	$4,300	$(3,025)	$1,275
Member contributions	1,402,547	-	1,402,547
Net loss	-	(1,357,599)	(1,357,599)
Balance— December 31, 2023	$1,406,847	$(1,363,649)	$46,223
Member contributions	1,750,000	-	1,750,000
Net loss	-	(979,513)	(979,513)
Balance— June 30, 2024	$3,156,847	$(2,343,162)	$816,710

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Cash Flows

(Unaudited)

	For the period
	January 1, 2024 to	January 23, 2023 (inception) to
(USD $ in Dollars)	June 30, 2024	June 30, 2023
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(979,513)	$(3,025)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Accrued investment income	(65,509)	-
Related party payable	8,006	-
Accounts payable	(62,115)	-
Net cash used in operating activities	(1,099,131)	(3,025)
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of investment	(272,722)	-
Net cash used in investing activities	(272,722)	-
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,335,860	-
Contributions from members	1,750,000	4,300
Net cash provided by financing activities	3,085,860	4,300

Change in cash	1,714,007	1,275
Cash—beginning of year	188,591	-
Cash—end of year	$1,902,598	$1,275

SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid	5,948	-
Taxes paid	-	-

See accompanying notes to interim financial statements.

Norhart Invest LLC

Notes to the Interim Financial Statements (Unaudited)

As of June 30, 2024 and for the six months ended June 30, 2024

NOTE 1:	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Description of Business

Norhart Invest LLC (“Norhart Invest” or the “Company”) is a Minnesota limited liability company that raises capital to make investments into certain real estate and real estate related investments. Norhart Invest raises capital by issuing Promissory Notes (also referred to herein as “notes payable”). The maximum targeted raise in any 12-month period is $75,000,000.00 aggregate original principal amount of Promissory Notes. The Promissory Notes are issued at par in $0.01 increments, with a minimum original principal balance of $2,500.00 per Promissory Note. Each Promissory Note bears an annual interest rate based upon the term to maturity of the Promissory Note, with maturities ranging from 6 months to 60 months and interest rates ranging from 7.60% to 10.0%, as such interest rates may be modified from time to time. The capital raised from Promissory Note issuances will primarily be used to fund the acquisition of investments offered by Norhart, including, but not limited to, equity and preferred equity investments in the development, construction and management of real estate and related projects. Norhart Invest’s goal is to continually expand and replenish the portfolio of investments owned by the Company. For purposes hereof, “Norhart” refers to the larger affiliated organization that includes Norhart Inc., a Minnesota corporation, Norhart Properties LLC, a Minnesota limited liability company, and their subsidiaries and related companies, each of which is affiliated with the Company.

The Promissory Note will be secured by the assets of the Company, which consist primarily of the portfolio of investments offered by Norhart. Investments offered by Norhart are expected to primarily include, but are not limited to, preferred equity investments in multifamily real estate new construction. Other investments made by Norhart Invest will include investments such as government bonds, which Norhart Invest believes to be lower-risk relative to its real estate and real estate related investments.

Norhart Inc. designs, builds, and manages real estate. Norhart Inc is vertically integrated and owns most of the components of production, from the manufacturing of wall panels and precast beams to the plumbing and electrical trades to management team leasing properties to the end customer. Norhart Inc. is expected to be engaged for the construction, design, and management of the multifamily real estate construction and other development assets in which the Company expects to invest.

b)	Basis of Presentation and Liquidity

The Company maintains its accounting records and prepares its interim financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since the early stages have consisted primarily of organizing the Company and from June 2023 onwards, the Company began to raise capital through the issuance of Promissory Notes. The accompanying interim financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned minimal revenue since its inception. The ultimate success of the Company is dependent on management’s ability to source investments at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such revenue levels can be achieved, management will need to secure additional capital to continue growing working capital and fund further development and operations. In addition, as of June 30, 2024, the Company has notes payable amounts totaling $1,518,951 that are scheduled to mature within twelve months of the date that the accompanying interim financial statements. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these interim financial statements were prepared without additional financing.

Management intends to fund operations by capital obtained from the members or from Norhart. Further, management intends to repay the notes payable amounts through new financing arrangements. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Norhart.

The interim financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the interim financial statements. In addition, the interim financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

c)	Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

d)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

e)	Investments

During the period ended December 31, 2023, the Company acquired an aggregate preferred equity investment of $1,000,000 in Gateway Green Townhomes LLC, a Minnesota limited liability company related to the Company through common ownership (“Gateway Green Townhomes”). Of the aggregate $1,000,000 investment amount, the Company has contributed $727,278, with the additional $272,722 payable to Gateway Green Townhomes on demand, which was funded during the period ended June 30, 2024. The investment is accounted for at cost and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the investment is below its cost.

f)	Member’s Equity

During the period ended December 31, 2023, the Company received contributions from its members in the form of payroll and other general and administrative services provided by affiliated entities to support its operations. The fair value of these contributions amounted to $1,009,913. The fair value of non-cash contributions was determined based on market values. As of the period ended June 30, 2024, the Company received $1,750,000 in the form of cash contribution from its members. The funds were utilized as part of the Company’s investment strategy to manage liquidity and optimize returns. For further details regarding the destination of these funds, refer to Note 4: Subsequent Events.

The Company’s policy is to disclose significant information regarding contributions from its members to enable users of the financial statements to understand the nature and extent of these transactions.

g)	Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying interim financial statements.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the interim financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

As of June 30, 2024, management has evaluated the Company’s income tax positions and has determined that no liability for unrecognized tax benefits needs to be recorded.

h)	Marketing and Advertising Costs

The Company charges costs of advertising to operations as incurred. The Company incurred marketing and advertising costs totaling $466,461 during the period ended June 30, 2024.

NOTE 2:	NOTES PAYABLE

As of June 30, 2024, the Company had issued 215 notes payable with varying terms and interest rates. The interest rates on these notes range from 7.6% to 10.0%. The maturity dates of these notes range from July 2024 to June 2029, with the shortest-term notes beginning in January 2024 and the longest-term notes in December 2023.

The current portion of notes payable, including accrued interest, amounted to $1,575,936 as of June 30, 2024. This amount represents the portion of the notes payable that is due within the next fiscal year.

The Company regularly assesses its liquidity position and refinances or repays notes payable as necessary to manage its debt obligations.

As of June 30, 2024, long-term debt matures as follows:

Notes Payable
Year Ending
2024	1,071,823
2025	617,415
2026	10,772
2027	101,345
2028	185,729
Thereafter	161,852
$2,148,936

In accordance with Section 2.b of all Promissory Notes issued by the Company, all payments of interest by the Company under each Promissory Note shall accrue during the term of the Promissory Note and shall be payable, at the election of the applicable investor, either (i) at the maturity date of the Promissory Note or (ii) monthly during the Promissory Note term. Where an investor elects to receive monthly interest payments during the Promissory Note term, any and all interest accruing during any month (or any portion of any month) during the term will be due and payable on the fifteenth (15th) day of the following month (unless the maturity date occurs prior to the fifteenth (15th) day of the following month, in which case all principal and accrued and unpaid interest will be due and payable on the maturity date). Payments will be made by transfer of funds by the Company to the investor’s Promissory Notes Account established on the Company’s website at https://www.norhart.com/invest or, when available, on the smartphone application anticipated to be owned and operated by the Company.

NOTE 3:	RELATED PARTIES

As of June 30,
(USD $ in Dollars)	2024
Investment - Gateway Green Townhomes LLC	$1,000,000

As of June 30,
(USD $ in Dollars)	2024
Related Party Payable - Norhart Architecture LLC	$2,375
Related Party Payable - Norhart Inc	5,631
Total Related Party Payable	$8,006

On December 8, 2023, the Company entered into an agreement with Gateway Green Townhomes to contribute to Gateway Green Townhomes $1,000,000.00, upon demand, in exchange for one hundred percent (100%) of the preferred units of membership interest in Gateway Green Townhomes (the “Preferred Units”). As of such date, the Company contributed $410,000 of cash and was deemed to have made an additional non-cash equity contribution of $317,278, resulting in an aggregate contribution as of such date of $727,278, and a remaining $272,722 payable upon demand. On May 2, 2024, the Company contributed $272,722 of additional cash to Gateway Green Townhomes and, as such, has fully performed its obligations under the contribution agreement.

The terms of the Operating Agreement of Gateway Green Townhomes (the “Operating Agreement”) provide that the dollar amount of capital contributed from time to time by the Company, in its capacity as a holder of Preferred Units, to Gateway Green Townhomes, to the extent such capital has not been returned in accordance with the Operating Agreement, will accrue, from the time of contribution of such capital until the return of such capital, at a return rate equal to thirteen percent (13%) per annum, compounded annually (the “Preferred Return”). Of the aggregate Preferred Return, seven percent (7%) is designated as “Current Pay Preferred Return,” which is intended to be paid on a monthly basis, and which must in any event be distributed in full before any distributions may be made to the Common Member. The remaining portion of the Preferred Return is expected to accrue and remain unpaid until the earlier of (i) the occurrence of a “capital event,” as determined by the Manager in its sole discretion, or (ii) April 20, 2030, which is designated under the Operating Agreement as the “Target Redemption Date” of the Preferred Units.

As of June 30, 2024, the Company earned a preferred return of $71,054 which has been included as accrued investment income on the accompanying balance sheet.

In relation to its capital contribution, the Company has assessed its relationship with Gateway Green Townhomes to determine whether Gateway Green Townhomes meets the criteria to be considered a Variable Interest Entity (VIE) as defined in ASC 810, Consolidation. Management has concluded that Gateway Green Townhomes does not meet the definition of a VIE.

During the six-months period ended June 30, 2024, the Company incurred approximately $323,181, in payroll and marketing expenses with Norhart Inc, a related party. As of June 30, 2024, the Company owed approximately $5,631, which is included in related parties payable. During the same period, the Company also incurred approximately $13,093 in payroll with Norhart Architecture LLC, a related party. As of June 30, 2024, the Company owed approximately $2,375, which is included in related parties payable. Finally, during the six-months period ended June 30, 2024, the Company incurred approximately $197,763 in payroll expenses with Norhart Innovations, a related party. The amounts owed are unsecured, non-interest bearing, and due on demand.

NOTE 4:	SUBSEQUENT EVENTS

Management has evaluated subsequent events since the balance sheet date through September 24, 2024, the date the interim financial statements were available to be issued.

Notes Payable

Between July 1, 2024 and September 24, 2024, the Company issued new Promissory Notes to several different investors for a total of $763,500. These notes have a maturity of between 6 and 24 months, with an average interest rate of 8%.

Securities

Subsequent to the balance sheet date of June 30, 2024, the Company purchased two U.S. Treasury securities:

On July 15, 2024, the Company acquired U.S. Treasury bonds for a total purchase price of $1,749,516.

On August 8, 2024, the Company acquired additional U.S. Treasury bonds for a total purchase price of $351,831.

These investments are consistent with the Company’s objective of preserving capital while generating income from secure and liquid financial instruments. The bonds are classified as financial assets measured at amortized cost, in accordance with the Company’s accounting policy for investments in debt securities.

Management has determined that apart from the events mentioned above, there have been no other material subsequent during this time which would require disclosure or adjustment in the accompanying interim financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description
2.1*	Norhart Invest LLC Articles of Organization
2.2*	Norhart Invest LLC Operating Agreement
3.1*	Form of Promissory Note
4.1*	Form of Promissory Note Purchase Agreement
6.1^	Operating Agreement of Gateway Green Townhomes LLC, dated as of December 8, 2023

*	Filed as an exhibit to the Company’s Amended and Restated Offering Circular on Form 1-A POS dated November 24, 2023 and qualified on November 29, 2023.

^	Filed as an exhibit to the Company’s Current Report on Form 1-U dated December 14, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, Minnesota, on September 27, 2024.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer
Date: September 27, 2024

/s/ Timothy Libertini
Timothy Libertini, Chief Financial & Accounting Officer
Date: September 27, 2024